Exhibit 99.1

InflaRx announces appointment of Tony Gibney

to InflaRx`s Board

Jena, Germany, February 6, 2018 – InflaRx N.V. (Nasdaq:IFRX), a biopharmaceutical company developing new therapeutics in the terminal complement space, today announced the addition of Tony Gibney to its Board of Directors. Mr. Gibney is a highly experienced life sciences-focused investment banker and has executed over 150 financings and M&A advisory transactions for US and European clients. Mr. Gibney’s appointment was approved by InflaRx’s shareholders at the extraordinary shareholder meeting held in Amsterdam, the Netherlands today.

Prof. Niels C. Riedemann, Chief Executive Officer of InflaRx, said: “I am very excited to have Tony join our Board. Having worked with Tony during our highly successful IPO in 2017, I know we will greatly benefit from his financial and corporate development expertise. With more than two decades of experience in life sciences investment banking, and with his incredible network in the industry, Tony will be a true asset to InflaRx as we grow the Company.”

Tony Gibney, Board member of InflaRx, said: “I am pleased to have the opportunity to join the InflaRx` Board. I am impressed with the Company’s achievements to date and excited about the potential of InflaRx’ therapeutic programs. I look forward to contributing to the Company’s continued success as it advances its development programs.”

Tony Gibney was a life sciences-focused investment banker for 23 years. From 2009 through 2017, he served as a managing director and co-head of the biotechnology investment team for Leerink Partners LLC, where he was a senior leader of Leerink’s biopharmaceutical investment banking franchise. At Leerink, Mr. Gibney had primary coverage responsibilities for selected East Coast biopharmaceutical and European pharmaceutical clients. From 1999 to 2009, he worked as a managing director at Merrill Lynch Inc. and executed a variety of significant financing and M&A transactions for various biotechnology companies. From 1993 to 1999, Mr. Gibney was an investment banker at Lehman Brothers in the firm’s Healthcare Investment Banking Group. He graduated with distinction from Yale University in 1993 with a B.A. in History and Economics.

More information on InflaRx’s Board is available at http://www.inflarx.de/Home/About-Inflarx/Board.html.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX.” For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Prof. Dr. Niels C. Riedemann - CEO

Email: info[at]inflarx.de

Tel: +49-3641-508180

MC Services AG

Katja Arnold, Andreas Jungfer

Email: inflarx[at]mc-services.eu

Tel: +49-89-210 2280

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.